Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 19 DATED MARCH 4, 2013
TO THE PROSPECTUS DATED APRIL 13, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 17 dated February 25, 2013 and supplement no. 18 dated March 1, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an updated offering price for shares of common stock to be sold in this offering.
Updated Primary Offering Price
On March 4, 2013, our board of directors established an updated offering price for shares of common stock to be sold in this offering of $10.68 per share. This offering price is based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of December 31, 2012, and increased for certain offering and other costs. There have been no material changes between December 31, 2012 and the date of this filing to the net values of our assets and liabilities that existed at December 31, 2012. As of December 31, 2012, we had 12,866,456 shares of common stock issued and outstanding. We did not make any adjustments to the valuation for the impact of transactions occurring subsequent to December 31, 2012, including, but not limited to, (i) acquisitions and related financings, (ii) the issuance of common stock and the payment of related costs and (iii) net operating income earned and distributions declared. The offering price for shares of common stock to be sold in this offering is not a statement of our estimated value per share as our board of directors also took into consideration the projected costs and expenses associated with raising equity in this offering and investing that equity into real estate investments. These costs include selling commissions, dealer manager fees, certain other offering costs and acquisition costs and are included in the offering price so that the net offering proceeds per share available for investment are relatively consistent with shares sold in the earlier stages of this offering and so that any dilutive impact to the existing shareholders related to any future follow-on offerings is minimized. Effective March 5, 2013, the offering price of shares of common stock in this offering will increase from the current price of $10.00 per share to $10.68 per share.
The estimated value per share was based upon the recommendation and valuation of our advisor, KBS Capital Advisors. Our advisor's recommendation was based on valuations performed by CBRE, Inc. ("CBRE") with respect to our real estate properties and valuations performed by our advisor with respect to our cash, other assets, mortgage debt and other liabilities. The methodologies and assumptions used to determine the estimated value of our assets and liabilities are described further below.
We engaged CBRE to provide real estate appraisals for each of our six real estate properties as of December 31, 2012.  CBRE also prepared an appraisal report, including key inputs and assumptions, for the real estate properties it appraised and provided this report to our board of directors.
Our advisor used the appraised values of our real estate properties, together with our advisor's estimated value of each of our other assets and liabilities, to calculate and recommend an estimated value per share of our common stock. After considering all information provided in light of our board of directors’ extensive knowledge of our assets, our board of directors unanimously agreed upon an estimated value per share of common stock of $9.08, which determination is ultimately and solely the responsibility of our board of directors.
The table below sets forth the calculation of our estimated value per share as of December 31, 2012 and the updated offering price effective March 5, 2013:

Real estate properties	$19.87
Cash	2.48
Other assets	0.45
Mortgage debt	(13.31)
Other liabilities	(0.41)
Estimated value per share	$9.08
Estimated enterprise value premium	None assumed
Total estimated value per share	$9.08
Offering and other costs	1.60
Updated offering price	$10.68

Financial Industry Regulatory Authority (“FINRA”) rules provide no guidance on the methodology an issuer must use to determine its offering price or the estimated value per share. As with any valuation methodology, our advisor’s methodology, and CBRE's methodology with respect to the appraised value of our real estate properties, are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated value per share of common stock, and these differences could be significant. In particular, due in part to our relatively small current asset base, the high concentration of our total assets in real estate, and the number of shares of our common stock outstanding, even modest changes in key assumptions made in appraising our real estate assets could have a very significant impact on the estimated value of our shares. See the discussion under “Real Estate - Real Estate Valuation” below. The estimated value per share does not represent the fair value of our assets less our liabilities according to U.S. generally accepted accounting principles (“GAAP”), nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. As of March 4, 2013, we had no potentially dilutive securities outstanding that would impact the estimated value per share of our common stock.
Estimated Value Methodology
Our goal in calculating our estimated value per share is to arrive at a value that is reasonable and supportable using what we or our advisor deem to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation methodologies, assumptions and estimates used to value our assets and liabilities:
Real Estate
Independent Valuation Firm
CBRE was selected by our advisor and approved by our board of directors, including a majority of independent directors, to appraise our real estate portfolio(1). CBRE is engaged in the business of appraising commercial real estate properties and is not affiliated with us or our advisor. The compensation we pay to CBRE is based on the scope of work and not on the estimated values of our real estate properties.  The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where the real property is located.  Each appraisal was reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute). The use of the reports are subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its appraisal reports, CBRE did not, and was not requested to, solicit third party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.
CBRE collected all reasonably available material information that it deemed relevant in valuing our real estate properties. CBRE relied in part on property-level information provided by our advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.
In conducting its investigation and analyses, CBRE took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although CBRE reviewed information supplied or otherwise made available by us or our advisor for reasonableness, it assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and did not undertake any duty or responsibility to verify independently any such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE, CBRE assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and/or our advisor.
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(1) CBRE is actively engaged in the business of undertaking the valuation of commercial real estate properties in connection with public offerings, private placements, business combinations and similar transactions. CBRE has been engaged by us to deliver valuation reports and will receive fees upon the delivery of such reports. In addition, we have agreed to indemnify CBRE against certain liabilities arising out of this engagement. CBRE is an affiliate of CBRE Group, Inc., a parent holding company of affiliated companies that are engaged in the ordinary course of business in many areas related to commercial real estate and related services. In the two years prior to the date hereof, CBRE and its affiliates have provided a number of commercial real estate and financial advisory services for us and our affiliates and have received fees in connection with such services. CBRE and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the valuations, so long as such other services do not adversely affect the independence of the applicable CBRE appraiser as certified in the applicable appraisal report.
In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.

In performing its analyses, CBRE made numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, CBRE assumed that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, CBRE's analyses, opinions and conclusions were necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect CBRE's analysis and conclusions.  CBRE's appraisal reports contain other assumptions, qualifications and limitations that qualify the analysis, opinions and conclusions set forth therein.  Furthermore, the prices at which our real estate properties may actually be sold could differ from CBRE's analyses.
Although CBRE considered any comments received from us or our advisor to their appraisal reports, the final estimated values of our real property properties were determined by CBRE.  The appraisal reports for our real estate properties are addressed solely to us to assist our advisor in calculating and recommending an updated offering price per share of our common stock. The consolidated appraisal report is not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and does not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports CBRE did not solicit third-party indications of interest for our real estate properties. While CBRE is responsible for providing our real property valuations, CBRE is not responsible for and did not calculate the estimated value per share or the updated offering price per share of common stock.
The foregoing is a summary of the standard assumptions, qualifications and limitations that generally apply to CBRE's appraisal reports. All of the CBRE appraisal reports, including the analysis, opinions and conclusions set forth in such reports, are qualified by the assumptions, qualifications and limitations set forth in the respective appraisal reports.
Real Estate Valuation
As described above, our advisor engaged CBRE to provide appraisals of our real estate properties. CBRE estimated the value of each of our real estate properties, using various methodologies including the direct capitalization approach, discounted cash flow analyses and sales comparison approach and relied primarily on the direct capitalization approach for the final valuations of each of the real estate properties. The direct capitalization approach applies a current market capitalization rate to the properties' net operating income. The capitalization rate was based on recent comparable market transactions adjusted for unique property and market-specific factors, and the capped net operating income (NOI) was estimated based on CBRE's expertise in appraising commercial real estate. Real estate is currently carried in our financial statements at its amortized cost basis.
From inception through December 31, 2012, we had acquired six real estate assets for $230.0 million, exclusive of acquisition fees and expenses. In addition, we have invested $2.7 million in capital improvements on our real estate portfolio. As of December 31, 2012, the total appraised value of our investments in real estate as provided by CBRE using the valuation method described above was $255.7 million. The total appraised real estate value as of December 31, 2012 compared to the original acquisition price plus subsequent capital improvements to date, results in an overall increase in the real estate value of approximately 9.9%. The following summarizes the range and weighted-average direct capitalization rates reflected in the appraised real estate values:

Range in Direct Capitalization Rate	Weighted-Average Direct Capitalization Rate
5.25% to 5.75%	5.54%
While we believe that CBRE's assumptions and inputs are reasonable, a change in CBRE's assumptions and inputs would significantly impact the calculation of the appraised value of the real estate assets. Furthermore, given (i) our relatively small asset base, (ii) the high concentration of our total assets in real estate, and (iii) the number of shares of our common stock outstanding as of December 31, 2012, any change in the appraised value of the real estate assets would have a significant impact on our estimated value per share.
Assuming all other factors remain unchanged, a decrease to the capitalization rates of 25 basis points would increase the estimated value of the real estate assets by $12.1 million and an increase in the capitalization rates of 25 basis points would decrease the estimated value of the real estate assets by $11.1 million. Based on the number of shares of common stock outstanding as of December 31, 2012, the variance in the estimated value of the real estate assets due solely to the changes in assumed capitalization rates described in the preceding sentence (and assuming all other factors remained unchanged) could result in a range of possible estimated values per share from $8.22 to $10.02.

Similarly, a decrease to the net operating income of 5% would decrease the value of the real estate assets by $12.8 million and an increase in the net operating income of 5% would increase the value of the real estate assets by $12.8 million. Based on the number of shares of common stock outstanding as of December 31, 2012, the variance in the estimated value of the real estate assets due solely to the changes in assumed net operating income described in the preceding sentence (and assuming all other factors remained unchanged) would result in a range of possible estimated values per share from $8.09 to $10.07.
Notes Payable
The estimated values of our notes payable are equal to the GAAP fair values as of December 31, 2012 but do not equal the book value of the loans in accordance with GAAP. The values of our notes payable were determined using a discounted cash flow analysis. The cash flows were based on the remaining loan terms and the discount rates were based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term and loan‑to‑value ratio.
As of December 31, 2012, the fair value and carrying value of our notes payable were $171.2 million and $167.9 million, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted‑average remaining term of 6.1 years, was approximately 3.23%. Assuming all factors remained unchanged, a decrease to the discount rates of 25 basis points would increase the estimated value of our notes payable by $2.2 million and an increase to the discount rates of 25 basis points would decrease the estimated value of our notes payable by $2.2 million.
Other Assets and Liabilities
The carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities. Certain balances, including lease intangible assets and liabilities related to real estate investments and deferred financing costs have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the real estate investments and the related notes payable. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating the updated offering price per share of our common stock.
Different parties using different assumptions and estimates could derive a different offering price per share, and these differences could be significant. Markets for real estate investments can fluctuate and values are expected to change in the future.
Limitations of Estimated Value Per Share
We are using the estimated value per share exclusively to establish an updated offering price for shares of common stock to be sold under this offering. As with any valuation methodology, our advisor’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a significantly different offering price per share. Accordingly, with respect to the estimated value per share, we can give no assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value per share;

•	a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;

•	our shares of common stock would trade at the estimated value per share on a national securities exchange;

•	a third-party valuation firm would offer the same estimated value per share in an arm's-length transaction to purchase all or substantially all of our shares of common stock; or

•	the methodology used to determine our estimated value per share would be acceptable to FINRA or for compliance with ERISA reporting requirements.
Further, the estimated value per share as of March 4, 2013 is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of December 31, 2012. We did not make any adjustments to the valuation for the impact of transactions occurring subsequent to December 31, 2012, including, but not limited to, (i) acquisitions and related financings, (ii) the issuance of common stock and the payment of related costs and (iii) net operating income earned and distributions declared. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. Because of, among other factors, our relatively small current asset base, the high concentration of the our total assets in real estate, and the number of shares of our common stock outstanding, any change in the value individual assets in the portfolio, particularly changes affecting our real estate assets, could have a very significant impact on the value of our shares. See the discussion under “Real Estate - Real Estate Valuation” above.

Dividend Reinvestment Plan
In accordance with our dividend reinvestment plan, the purchase price of shares of common stock issued under the dividend reinvestment plan will be equal to 95% of the price to acquire a share of common stock in this offering. Commencing on the next purchase date, which is on or after April 1, 2013, participants will acquire shares under the dividend reinvestment plan at $10.15 per share.
Also as provided under the dividend reinvestment plan, and in addition to the standard termination procedures, a dividend reinvestment plan participant shall have no less than two business days after the date we publicly announce an updated primary offering selling price in a filing with the SEC to terminate participation. If a participant wishes to terminate participation in the dividend reinvestment plan effective as of the April 1, 2013 purchase date, participants must notify us in writing of such decision, and we must receive the notice by the close of business on March 14, 2013.
Notice of termination should be sent by facsimile to (877) 593-1115 or by mail to:

Regular Mail KBS Legacy Partners Apartment REIT, Inc. c/o DST Systems, Inc. PO Box 219015 Kansas City, MO 64121-9015	Overnight Address KBS Legacy Partners Apartment REIT, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105
Experts
CBRE, Inc., an independent valuation services firm, has provided appraisal reports in respect of each of our real estate assets in accordance with valuation guidelines approved by our board of directors for our real estate portfolio. As further described in this supplement, our advisor used the appraised values provided as well as inputs from other sources in its calculation of our estimated value per share and in the determination of the updated offering price for shares of our common stock to be sold in this offering.